# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EBR SYSTEMS, INC., CIK 0001347123
CUSIP: 000000000
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 08/21/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-266149
Filed by CIK 0002041658

## Reporting persons
- Host-Plus Pty Ltd as trustee for the HOSTPLUS Pooled Superannuation Trust: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 14,854,675; shared voting power 0; sole dispositive power 14,854,675; shared dispositive power 901,450; aggregate amount beneficially owned 15,756,215 (18.5% of the class)

## Item 1. Issuer
Name of issuer: EBR SYSTEMS, INC.
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, CA, 94085.

## Item 2. Person Filing
Name of person filing: Host-Plus Pty Ltd as trustee for the HOSTPLUS Pooled Superannuation Trust
Address of principal business office or, if none, residence: Level 9, 114 William Street, Melbourne, Australia VIC 3000
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by the Reporting Person and is incorporated by reference.

The securities reported herein consist of (i) 3,492,778 shares of common stock underlying 34,927,780 CDIs and 311,925 shares of common stock issuable upon exercise of certain warrants held by MRCF3 Service (HP) Pty Ltd on trust for MRCF 3 (HP) Trust; (ii) 11,049,972 shares of common stock underlying 110,499,718 CDIs held by BB6 Service (HP) Co-investment Trusco Pty Ltd on trust for BCP (HP) Co-Investment Trust; and (iii) 783,330 shares of common stock underlying 7,833,300 CDIs and 118,210 shares of common stock issuable upon exercise of certain warrants held by MHC Fund Services B Pty Ltd as trustee for MHC Hostplus Co-Investment Trust.

The Reporting Person is the sole unitholder in each of MRCF 3 (HP) Trust and BCP (HP) Co-Investment Trust and has sole voting and investment power with respect to the securities held by each trust.

The Reporting Person is the sole beneficiary of MHC Hostplus Co-Investment Trust and exercises shared dispositive power over the securities held by MHC Fund Services B Pty Ltd.
Percent of class:
Row 11 of the Reporting Person's cover page to this Schedule 13G sets forth the percentage of shares of common stock of the Issuer beneficially owned by the Reporting Person and is incorporated by reference.

Such percentage is calculated based upon the sum of: (i) 75,335,559 shares of Common Stock outstanding as of August 11, 2026, as disclosed by the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission ("SEC") on August 11, 2026; (ii) 9,210,527 shares issued on August 21, 2026; and (ii) 430,135 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by the Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by the Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by the Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of the Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by the Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Host-Plus Pty Ltd as trustee for the HOSTPLUS Pooled Superannuation Trust: /s/ Greg Clerk, Attorney under Power of Attorney dated 12/06/2024 (08/25/2026)
- Host-Plus Pty Ltd as trustee for the HOSTPLUS Pooled Superannuation Trust: /s/ Susan Orr, Attorney under Power of Attorney dated 12/06/2024 (08/25/2026)